Exhibit 4(r)
Lincoln Life & Annuity Company of New York

Contract Endorsement

This Contract Endorsement is made part of the policy to which it is attached. It is attached to and becomes effective as of the Contract Date. In the event of a conflict between this Contract Endorsement and any other provision of the Contract, the Contract Endorsement will control.

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Internal Revenue Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax advisor. To the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any annuity holder's spouse.

Lincoln Life & Annuity Company of New York

AR-514 (5-10)